Exhibit 21.1

List of Subsidiaries of the Registrant

Legal Name of the Subsidiary	Jurisdiction
Bell Epoc Wellness Inc.	Japan
Decollte Wellness Corporation	Japan
JOYHANDS WELLNESS Inc.	Japan
Medirom Human Resources Inc.	Japan